

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Todd E. Molz
General Counsel and Managing Director
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

> **Re:** **Oaktree Capital Group, LLC**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed February 24, 2011**
> **File No. 333-174993**

Dear Mr. Molz:

We have reviewed your registration statement and have the following comments.

Principal Unitholders, page 212

1. We note the pre-offering percentages listed for the OCGH units that are beneficially owned by your officers and directors, both individually and as a group. It does not appear that the percentages listed accurately reflect the beneficial ownership percentages of the individuals or the group based on 128,157,617 OCGH units outstanding as of February 15, 2012. Please advise or revise your disclosure accordingly.

2. In footnote 4, it appears that Acorn Investors, LLC holds approximately 7.92% of the outstanding OCGH units as of February 15, 2012. Please advise us as to why Acorn Investors, LLC has not been listed in the Principal Unitholder Table as a beneficial owner of more than five percent of the OCGH units or revise your disclosure accordingly. Refer to Item 403(a) of Regulation S-K.

Financial Statements, page F-1

Consolidated Statements of Changes in Unitholders' Capital, page F-7

3. Please disclose total comprehensive income related to Oaktree Capital Group, LLC. Refer to ASC 810-10-50-1A(a).

Note 1. Organization and Basis of Presentation, page F-8

Incentive income compensation expense, page F-14

4. We note that incentive income compensation is also expensed if the company acquires an individual's participation interest in a fund's incentive income. Please expand your disclosure to clarify why you acquired an individual's participation interest and how you determined the acquisition price.

Note 10. Equity-Based Compensation, page F-38

5. Please quantify the grant date fair value for the 2,312,502 restricted OCGH units issued as part of the year-end 2011 personnel and compensation review process.

    You may contact Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief

cc: Thomas A. Wuchenich
        Simpson Thacher & Bartlett LLP
        1999 Avenue of the Stars, 29th Floor
        Los Angeles, CA 90067